UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CorMedix Inc.

File No. 333-163380 - CF#24587

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CorMedix Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 25, 2009, as amended on March 19, 2010.

Based on representations by CorMedix Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2019
Exhibit 10.2	through December 31, 2019
Exhibit 10.5	through December 31, 2019
Exhibit 10.7	through December 31, 2019
Exhibit 10.13	through December 7, 2014
Exhibit 10.14	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel